Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 ey.com

January 22, 2020

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Canadian Securities Exchange

Re: IM Cannabis Corp. (formerly Navasota Resources Inc.) - Change of Auditor Notice dated January 19, 2020

Dear Sirs / Mesdames:

Pursuant to Part 4.11 of National Instrument 51-102, Continuous Disclosure Obligations,  we have reviewed the notice of change of auditor of IM Cannabis Corp. dated January 19, 2020 (the "Notice") and, based on our knowledge of such information at this time, we agree with the statements contained in the Notice pertaining to our firm.

Yours sincerely,

Kost Forer Gabbay & Kasierer

A Member of Ernst & Young Global

cc:  The Board of Directors, IM Cannabis Corp.

A member of Ernst & Young Global Limited